NOTICE TO SHAREHOLDERS
SUZANO S.A.
Publicly-held Company
Tax Id No. (CNPJ/MF) No. 16.404.287/0001-55
NIRE 29.3.0001633-1
São Paulo, December 4th, 2024 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), hereby informs its shareholders and the market in general that the Board of Directors, in the meeting held on this date, approved the declaration of interest on equity by the Company, with a total gross value of two billion and five hundred million Brazilian reais (BRL 2,500,000,000.00), at a rate of BRL 2.017362506 per share of the Company. This declaration is based on the number of “ex-treasury” shares as of the current date, as remuneration based on the retained earnings ascertained in the balance sheet dated September 30th, 2024. The interest on equity declared herein will be attributed to the full amount of the minimum mandatory dividend, as outlined in Article 27 of the Company’s Bylaws, with the residual amount allocated to additional dividends for the fiscal year ending on December 31st, 2024.
Payment of the interest on equity declared herein will be made on January 10th, 2025. Shareholders holding shares of the Company as of the closing of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) business on December 16th, 2024 (record date in Brazil) will be entitled to receive the remuneration. The Company’s shares will be traded “ex-interest on equity” as of December 17th, 2024 (inclusive).
Shareholders will have their credits available according to the banking domicile provided to Itaú Corretora de Valores Mobiliários S.A., the institution responsible for the registration of the Company’s shares.
For shareholders whose registration does not include the registration of the Individual or Corporate Taxpayer ID (CPF/CNPJ) number or the indication of “Bank/Branch/Checking Account”, we recommend updating their registration to facilitate the crediting of the interest on equity declared herein. In such cases, the crediting will occur within the deadlines determined by Itaú Corretora de Valores Mobiliários S.A.
The interest on equity declared herein will be subject to Withholding Income Tax at the current rate as per legislation, except for shareholders who declare themselves immune or exempt by December 19th, 2024. Shareholders should submit supporting documentation for tax exemption or immunity to the Investor Relations department via email at ri@suzano.com.br.
As for holders of American Depositary Receipts – ADRs referenced to shares issued by the Company and traded on the New York Exchange – NYSE, the payment of the interest on equity declared herein will be processed according to applicable procedures by the depositary bank, The Bank of New York Mellon.
There will be no monetary update or accrual of interest between the date of the interest on equity declaration and the actual payment date.
The Investor Relations team is available for any additional clarifications. You can reach us by phone at +55 (11) 3503-9330 and by email at ri@suzano.com.br.
São Paulo, December 4th, 2024.
Marcos Moreno Chagas Assumpção
Chief Financial and Investor Relations Officer